Exhibit 99.1

Connect Biopharma Reports CBP-201 Global Phase 2 Asthma Trial Achieves Full Enrollment

SAN DIEGO and TAICANG, SUZHOU, China – February 9, 2023 – Connect Biopharma Holdings Limited (Nasdaq: CNTB) (Connect Biopharma or the Company), a global clinical-stage biopharmaceutical company developing T cell-driven therapies to treat inflammatory diseases, today announced that its CBP-201 Phase 2 global trial in patients with moderate-to-severe asthma with Type 2 inflammation (WW002) has reached its full targeted enrollment of 306 patients.

“We are pleased that we have reached the full targeted enrollment in the Phase 2 global clinical trial of our lead candidate, CBP-201 in its second indication, asthma,” said Chief Medical Officer of Connect Biopharma, Chin Lee, MD, MPH. “We continue to believe that CBP-201 could be an extremely effective new treatment for asthma and other Type 2 inflammatory diseases, such as atopic dermatitis, where CBP-201 is currently in an ongoing pivotal clinical trial in China.”

The CBP-201 Phase 2 global study is a multicenter, randomized, double-blind, parallel group, placebo-controlled study to assess the efficacy and safety of two dose levels of CBP-201 administered to eligible patients with moderate-to-severe persistent asthma with Type 2 inflammation compared to placebo. CBP-201 is administered as a subcutaneous (SC) injection. The study is divided into a treatment period of 24 weeks and a follow-up period of 8 weeks. The primary endpoint of the study is a change from baseline in forced expiratory volume (FEV1) at week 12. Secondary endpoints include: Change from baseline in lung function at other timepoints, exacerbation of asthma, patient reported outcomes (ACQ-6, symptom diary), phamacodynamic markers (FENO, eosinophils, ECP, periostin, TARC) and use of rescue medication.

About Connect Biopharma Holdings Limited

Connect Biopharma is a global, clinical-stage biopharmaceutical company applying its expertise in T cell biology and deep knowledge of the drug discovery industry to develop innovative therapies to treat chronic inflammatory diseases with the goal of improving the lives of millions of those affected around the world. The Company is building a rich pipeline of proprietary small molecules and antibodies, using functional T cell assays, to screen and discover potent product candidates against validated immune targets. The Company’s lead product candidate, CBP-201, is an antibody designed to target interleukin-4 receptor alpha (IL-4Rα) in development for the treatment of atopic dermatitis (AD) and asthma. The Company’s second most advanced product candidate, CBP-307, is a modulator of S1P1 T cell receptor and is in development for the treatment of ulcerative colitis (UC). The Company’s third product candidate, CBP-174, is a peripherally acting antagonist of histamine receptor 3, in development for the treatment of pruritus associated with AD.

For more information, please visit: https://www.connectbiopharm.com/

Forward-Looking Statements

Connect Biopharma cautions that statements included in this press release that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,”

“anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones, and the potential of such product candidates, including to achieve any benefit or profile or any product approval or be effective. The inclusion of forward-looking statements should not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ materially from those set forth in this release due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and Connect Biopharma undertakes no obligation to revise or update this news release to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

# # #

INVESTOR CONTACT:
Ina McGuinness

805.427.1372

imcguinness@connectpharm.com

MEDIA CONTACT:

Deanne Eagle

917.837.5866

Deanne@mcguinnessIR.com